REGULUS FINANCIAL GROUP, LLC

FINANCIAL STATEMENTS

FOR YEAR ENDED
DECEMBER 31ST, 2020

REGULUS FINANCIAL GROUP, LLC

FINANCIAL STATEMENTS

DECEMBER 31ST, 2020

CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68275

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: REGULUS FINANCIAL GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2687 44TH ST SE
(No. and Street)

KENTWOOD	MI	49512
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN D YARCH 616-258-5003
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MANER COSTERISAN,P.C.
(Name – *if individual, state last, first, middle name*)

2425 E GRAND RIVER AVE, STE 1	LANSING	MI	48912
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRIAN D YARCH _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
REGULUS FINANCIAL GROUP, LLC _____, as

of DECEMBER 31ST _____, 20 20 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____





Matthew Daniel Gusky
Notary Public of Michigan
Kent County
Expires 09/14/2027
Acting in the County of Kent

_____
Signature

FINOP
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Maner Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Regulus Financial Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Regulus Financial Group, LLC as of December 31, 2020, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Regulus Financial Group, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Regulus Financial Group, LLC's management. Our responsibility is to express an opinion on Regulus Financial Group, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Regulus Financial Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information, Schedule I - Computation of Net Capital Under SEC Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (exemption), has been subjected to audit procedures performed in conjunction with the audit of Regulus Financial Group, LLC's financial statements. The supplemental information is the responsibility of Regulus Financial Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Maner Costerisan PC

We have served as Regulus Financial Group, LLC's auditor since 2016.

February 26, 2021

REGULUS FINANCIAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

As at December 31st, 2020

ASSETS
ASSETS:

Cash and cash equivalents	$	161,700
CRD accounts		260
Receivables:		
Commissions		311,789
Representatives		471
Affiliated Company		8,722
Prepaid expenses		67,846
DTCC Deposit		5,000
Computer Software (net of accumulated amortization)		0
TOTAL ASSETS	**$**	**555,788**

LIABILITIES AND MEMBERS' EQUITY
LIABILITIES:

Payables:		
Commissions	$	313,131
Accounts Payable		18,379
Accrued Liabilities		19,057
Deferred Revenue		198
Total Liabilities	**$**	**350,765**

MEMBERS' EQUITY:

Paid-in capital	$	343,533
Retained deficit		(138,510)
Total Members' Equity	**$**	**205,023**
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$**	**555,788**

REGULUS FINANCIAL GROUP, LLC

STATEMENT OF INCOME

For the year ended December 31st, 2020

REVENUES:

Commissions:				
Securities	$	187,561	2.93	**%**
Insurance-Based Products		4,603,754	71.87	
Mutual Fund		1,326,737	20.71	
Other Revenue		287,897	4.49	
Total Revenues	**$**	**6,405,949**	100.0	**%**

EXPENSES:

Representative Compensation	$	5,376,707	83.93	**%**
Staff Compensation		482,809	7.54	
Computer and Internet Expenses		242,198	3.78	
Insurance Expense		68,954	1.08	
Brokerage Expense		59,677	0.93	
Regulatory Expenses		54,431	0.85	
Professional Fees		36,071	0.56	
Rent Expense		31,920	0.50	
Finance Charges		23,772	0.37	
Consulting Fees		10,209	0.16	
Payroll Service Fee		7,827	0.12	
Office Expense		5,660	0.09	
Marketing & Promotion		2,760	0.04	
Dues and Subscriptions		2,588	0.04	
Telephone Expense		2,417	0.04	
Property Tax		0	0.00	
Travel & Vehicle Expenses		0	0.00	
Training & Development		(156)	0.00	
Total Expenses	**$**	**6,407,844**	100.03	**%**
NET INCOME	**$**	**(1,895)**	(0.03)	**%**

REGULUS FINANCIAL GROUP, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the year ended December 31st, 2020

	Paid-in Capital	Retained Deficit	Total Members' Equity
Balance at January 1st, 2020	$ 343,533	$ (136,615)	$ 206,918
Contributions		-	
Net Loss	-	(1,895)	(1,895)
Balance at December 31st, 2020	$ 343,533	$ (138,510)	$ 205,023

REGULUS FINANCIAL GROUP, LLC

STATEMENT OF CASH FLOWS

For the year ended December 31st, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Loss	**$ (1,895)**
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Computer Software Amortization Expense	-
Receivables	(77,600)
Prepaid expenses	5,242
CRD account	155
Increase (decrease) in:	
Accounts payable	27,738
Commissions payable	55,625
NET CASH PROVIDED BY OPERATING ACTIVITIES	**$ 9,265**
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	-
INCREASE IN CASH AND CASH EQUIVALENTS	**9,265**
CASH AND CASH EQUIVALENTS, Beginning of Year	**152,435**
CASH AND CASH EQUIVALENTS, End of Year	**$ 161,700**
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the year for interest	$ -

1. ORGANIZATION AND NATURE OF BUSINESS

Regulus Financial Group, LLC is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Michigan Corporation.

In 2020, FINRA excluded the used of the term "advisor" for all broker-dealer registered entities. On September 16th, 2020, the company changed its name to Regulus Financial Group, LLC, in response to this FINRA requirement.

During 2020, the COVID-19 Global Pandemic impacted many economic sectors. The Company was unaffected by the Pandemic as our systems and processes allowed the Company to operate successfully with its employees working remotely. We experienced no significant disruption amongst our customers or vendors. The financial condition and results of the Company's operations were not adversely affected and the Company does not foresee any undue future uncertainty.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. BASIS OF PRESENTATION

The Company is engaged in business in Michigan and multiple other states as a securities broker-dealer, which comprises several classes of services. The Company clears its securities under a tri-party agreement dated July 4th 2017, with Pershing, LLC and Saxony Securities. The Company offers services through direct relationships with vendors and product sponsors.

b. CONTRACT ASSETS AND LIABILITIES

Contract assets represent the Company's right to consideration in exchange for goods or services that the Company has transferred to a customer, excluding unconditional rights to consideration that are presented as receivables. Contract liabilities represent the Company's obligation to deliver products or provide data to customers in the future for which cash has already been received.

c. CASH AND CASH EQUIVALENTS

The statement of cash flow is designed to show the change in cash and cash equivalents during the year. Cash equivalents are defined as short-term, highly liquid investments that are both readily convertible to cash and are so near maturity that fluctuations in interest rates lead to insignificant risk of changes in investment value.

d. ACCOUNTS RECEIVABLE

Accounts receivable are securities fees/commissions and representative fee obligations due under normal trade terms. Commissions receivable are stated at the amount management expects to collect from outstanding balances. The Company establishes an allowance based upon relevant information about past events, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. The Company considered the historical evidence and current conditions, and there is not a foreseeable expectation of an event of change that would result in the receivables being paid for less than amortized cost. Accordingly, the

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Company did not record an allowance for expected credit losses for the year ended December 31st, 2020.

e. PREPAID FINRA LICENSING

The Company amortizes the cost of annual FINRA licensing over the period of benefit, which was twelve months for 2020.

f. ADVERTISING COSTS

Advertising costs are charged to expense as incurred and amounted to $2,760 for the year ended December 31st, 2020.

g. PROPERTY, EQUIPMENT AND OTHER FIXED ASSETS

Property, equipment and other fixed assets are stated at cost. Depreciation on property and equipment is computed primarily using the straight-line method over the estimated useful lives of the assets, which range from 5 to 39 years. Software is amortized on a straight-line basis over a 3-year period from acquisition. Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

h. MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles issued by United States of America Financial Accounting Standards Board (FASB) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

i. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company.

In the normal course of business, the Company facilitates the execution of securities transactions on behalf of customers as an agent. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount.

2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

j.   STATEMENT OF CHANGES IN LIABILITIES SUBORDINATE TO CLAIMS OF GENERAL CREDITORS

The Company does not have any liabilities subordinated to claims of general creditors.

k.   REVENUE RECOGNITION

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

i)   Significant Judgments

Revenue from contracts with customers includes commission income and fees from advisors. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

ii)   Commission Revenue

Commission revenue represents sales commissions generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors.

The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

The following table presents our total commission revenue disaggregated by investment product category:

REGULUS FINANCIAL GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31ST, 2020

2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	Twelve Months Ended December 31st, 2020
Equities	$ 181,239
Options	(3)
Insurance-based Products	4,605,180
Mutual Funds	1,326,737
Debt	6,325
Alternative Investments	-
Commission Income	$ 6,119,478

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time pf purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

The following table presents our sales-based and trailing commission revenues disaggregated by product category:

	Twelve Months Ended December 31st, 2020
Sales-based:	
Equities	$ 181,239
Options	(3)
Insurance-based Products	4,605,180
Mutual Funds	809,192
Debt	6,325
Total sales-based revenue	$ 5,601,933
Trailing:	
Mutual Funds	$ 517,545
Total trailing revenue	517,545
Total commission revenue	$ 6,119,478

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Administrative fees are based upon an agreement with Regulus Financial Group, LLC and cover expenses related to both entities, see Note 7 for Related Party Transactions.

Other income is generated by affiliation – fees charged to advisors and marketing reimbursements.

iii) Distribution Fees

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund upfront, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of the securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

3 CASH AND CASH EQUIVALENTS

Substantially all cash is on deposit with three financial institutions. At various times during the year, the Company's cash balances exceed the Federally Insured limits. At December 31st, 2020, the Company's institutional balances totaled $161,700 of which $0 was uninsured by the Federal Deposit Insurance Corporation (FDIC).

4 DEPOSIT WITH CLEARING BROKER

The Company clears securities through a tri-party agreement with Pershing and Saxony Securities. The Company is required to maintain deposit accounts with the clearing broker.

The Company also has a clearing agreement with National Securities Clearing Corporation (NSCC) for utilizing the Mutual Fund Services and Insurance and Retirement Processing Services. This agreement requires the Company to maintain a $5,000 deposit with The Depository Trust & Clearing Corporation (DTCC).

5 INCOME TAXES

The Company is a limited liability company. In lieu of federal corporate income taxes, the members are taxed on their share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Company and recognize a tax liability if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authority.

Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31st, 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes the prior three years remain subject to income tax examinations by the applicable taxing authorities.

6 NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the Company to maintain minimum net capital of not less than $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31st, 2020, the Company had net capital of $75,916, which was $52,530 in excess of the required net capital of $23,386 and the Company's aggregate indebtedness to net capital ratio was 4.62 to 1.

7 RELATED PARTY TRANSACTIONS

The Company rents office space from a related party limited liability company under an operating lease agreement, as disclosed in note 8.

The Company contracts the majority of its employees from Regal Financial Group, LLC and Regal Investment Advisors, LLC under expense sharing agreements.

The Company also receives varied communication support services, information technology support services and use of equipment and software from Regal Investment Advisors, LLC. A total of $854,931 was charged to expense under the expense sharing agreement with Regal Investments Advisors, LLC, respectively for the year ended December 31st, 2020.

8 OPERATING AGREEMENT – INCLUDING RELATED PARTIES

The Company signed a one-year agreement for office space from a related party commencing on September 1st, 2020, at a monthly rate of $2,660. The agreement specifies 3,600 square feet; however, the space used is not physically distinct. Therefore, this agreement does not meet the definition of a lease under ASC 842. Rent under this agreement totaled $31,920 for the year ended December 31st, 2020.

8. OPERATING AGREEMENT – INCLUDING RELATED PARTIES (CONTINUED)

The following schedule details future minimum payments as of December 31st, 2020 for the operating agreement:

For the year ending December 31st, 2021:	$	31,920
	$	**31,920**

9. MAJOR PRODUCTS

During the year ended December 31st, 2020, the Company's revenues were substantially from two main product types which accounted for approximately 70% of total revenues; 50% of total revenue was received from two vendors. These two main product types were variable annuities (consisting of new business and trail revenue) and 401k's. Of the outstanding commission receivable, 74% was from two vendors.

10. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 26th, 2021, the date the financial statements were available to be issued.

11. COMMITMENTS, GUARANTEES, AND CONTINGENCIES

The Company is not aware of any current issues that will have any material effect on the Company's financial position.

The Company provides representation and warranties to the counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

12. RECENT ACCOUNTING PRONOUNCEMENTS

ASU 2016-13 Measurement of Credit Losses on Financial Instruments ("ASU 2016-13") – Effective January 1st, 2020, the Company adopted ASU 2016-13 which requires entities to present financial assets, measured at amortized cost basis, at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis. The measurement of expected credit loss will be based on historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. The Company adopted this guidance using the modified retrospective adoption method and applied it to all applicable accounts. As a

12. RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

result, management determined there was no material impact on the Company's financial statements for the year ended December 31st, 2020.

SUPPLEMENTARY SCHEDULES

REGULUS FINANCIAL GROUP, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

As at December 31st, 2020

NET CAPITAL:

Total members' equity	$	205,023
Total capital qualified for net capital		205,023
Deductions and/or charges:		
Non-allowable assets:		
Receivables:		
Non-allowable commissions		46,768
Representatives		471
Affiliate		8,722
Pershing Account		40
DTCC Deposit		5,000
CRD Accounts		260
Prepaid expenses		67,846
TOTAL NET CAPITAL	**$**	**75,916**

AGGREGATE INDEBTEDNESS:

Items included in Statement of Financial Condition:		
Accounts payable	$	18,379
Commissions Payable		313,131
Accrued Liabilities		19,057
Deferred Revenue		198
TOTAL AGGREGATE INDEBTEDNESS	**$**	**350,765**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Net capital requirement	$	5,000
Minimum net capital required	$	23,386
Excess net capital	$	52,530
Net capital less 10% of aggregate indebtedness	$	40,839
Ratio: Aggregate indebtedness to net capital		4.62

Statement Pursuant to Rule 17a-5(d)(4) - A reconciliation of the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no differences between the Company's computation of net capital and the computation contained herein.

REGULUS FINANCIAL GROUP, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

As at December 31st, 2020

As at December 31st, 2020, the Company had no credit items that would result in a reserve requirement.

REGULUS FINANCIAL GROUP, LLC

SCHEDULE III
INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

As at December 31st, 2020

The Company is exempt from Rule 15c3-3 under (k)(2)(i) and (k)(2)(ii) because all customer transactions are cleared through another broker/dealer on a fully disclosed basis nor does it hold customer funds or safekeep customer securities. During the year, the Company did not hold customers' funds or securities.

Maner Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Regulus Financial Group, LLC

We have reviewed management's statements, included in the accompanying Regulus Financial Group, LLC Exemption Report, in which (1) Regulus Financial Group, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Regulus Financial Group, LLC claimed the following exemptions from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (k)(2)(ii), (the "exemption provisions") and (2) Regulus Financial Group, LLC stated that Regulus Financial Group, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Regulus Financial Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Regulus Financial Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Maner Costerisan PC

February 26, 2021

*REGULUS

Phone: 877.504.7066
Fax: 616.458.7402
2687 44th St. SE
Kentwood, MI 49512

REGULUS FINANCIAL GROUP, LLC
MANAGEMENT STATEMENT REGARDING EXEMPTION FROM SEC RULE 15c3-3
YEAR ENDED DECEMBER 31, 2020

We, as members of management of Regulus Financial Group, LLC (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(i) and (k)(2)(ii).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2020 without exception.

The Company is exempt from the provisions of 17 C.F.R §240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) and (k)(2)(ii) of such Rules) as the Company does not hold customer funds or safekeep customer securities and is an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker.

Regulus Financial Group, LLC

Brian D Yarch, FINOP

Maner Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Members
of Regulus Financial Group, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, which were agreed to by Regulus Financial Group, LLC and the SIPC, solely to assist you and SIPC in evaluating Regulus Financial Group, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Regulus Financial Group, LLC's management is responsible for its Form SIPC-7 and its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Regulus Financial Group, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Maner Costerisan PC

February 26, 2021

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended **12/31/2020**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*30*******2023**********************MIXED AADC 220
68275 FINRA DEC
REGULUS FINANCIAL GROUP LLC
2687 44TH ST SE STE 101
KENTWOOD, MI 49512-3876

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 277
   B. Less payment made with SIPC-6 filed (**exclude interest**) (150)
   7/27/2020
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 127
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 127
   G. **PAYMENT: √ the box**
   Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
   Total (must be same as F above) $ 127
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Regulus Financial Group, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 25th day of February, 20 21.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2020**
and ending **12/31/2020**

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 6,405,949

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 5,934,866

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): — 286,431

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions — 6,221,297

2d. SIPC Net Operating Revenues — $ 184,652

2e. General Assessment @ .0015 — $ 277

(to page 1, line 2.A.)